

Mail Stop 3720

April 23, 2008

Mary A. Spio
Director, President and CEO
Gen2Media Corporation
2295 S. Hiawassee Road
Suite 414
Orlando, FL 32835

      Re: Gen2Media Corporation
              Form S-1/A
              Filed April 3, 2008
              File No. 333-147932

Dear Ms. Spio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note that the shares will be sold at "up to $0.50 per share" prior to OTC bulletin board quotation. Please state on the cover page and elsewhere in the prospectus as appropriate a fixed price at which the securities will be sold until the stock is quoted on the OTC bulletin board.

2.   We note your revisions in response to comment two in our letter dated January 2, 2008. However, we note that you are still registering 5,000,000 shares for resale by three members of your advisory board, 1,000,000 shares for resale by a

significant shareholder and consultant and additional shares for resale by relatives of officers and directors and significant shareholders. Please advise what percentage these shares represent of your outstanding shares not held by affiliates. Given this apparently large percentage, the short time period these advisors and other persons have held these shares, their intent to sell as soon as practicable following effectiveness, and their relationships with the company, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through affiliated parties. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide your analysis in your response letter as to why the private placement should not be integrated with this public offering. In such analysis, you should provide specific detail as to the services provided by your advisors and consultant and any proceeds received by the company in the private placements.

Prospectus Summary, page 5

3.   Although you acknowledge that most of your website content is music videos, you continue to refer in your summary and throughout the prospectus to a "vast array of channels" and a "vast list of content of over 15,000 music videos, television shows, movies, sports, events, concerts and exclusives." Please provide disclosure in your Business section that supports these statements and enables investors to clearly understand the nature of the content that you are providing on your website.

4.   As you indicate in the risk factor on page seven, you have not entered into any licensing agreements. Please explain how you allow users to "watch, download or own" the content you provide.

Risk Factors, page 7

5.   We note your response to comment 13 in our letter dated January 2, 2008 acknowledging that the ability of the company to continue as a going concern is another risk factor that needs to be addressed in the filing. However, no risk factor has been added. Please revise accordingly.

Even if this Offering is fully subscribed . . ., page 7

6.   Since you will not receive any proceeds from this offering, please revise this risk factor heading to eliminate the implication that full subscription in this offering will have any direct effect on your capital requirements.

The Shares are an illiquid investment . . ., page 9

7.   Please describe the substantial restrictions on transfer of the shares.

Our shares are subject to the U.S. "Penny Stock" Rules . . ., page 9

8.   The SEC phone number that you have provided in this risk factor is for SEC
        Investor Assistance and Complaints. Rather than direct investors to call this
        number for more information regarding penny stocks, a more relevant reference
        would be to the SEC's website page on penny stocks
        (http://www.sec.gov/answers/penny.htm).   Also note that the address you provide
        for the SEC is incorrect.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation and Financing Needs, page 13

9.   We note your revisions in response to comment nine in our letter dated January 2,
        2008. However, it is still unclear what your business model and expected sources
        of revenue will be. You refer to a variety of ventures or possibilities with little or
        no supporting detail on your efforts and prospects. For example, we note your
        references to use on set-top televisions (or as an alternative to satellite, terrestrial
        and cable transmission), your in-store platform, and the development of micro-
        sites for clients. You also refer to an embedded or user-shared media player, full
        production services and content creation, and the sale of premium content on page
        16. Please significantly revise your plan of operations disclosure to provide a
        concise statement of your plan to generate revenues in the future, including by
        reference to products and services and the intended customers of those products
        and services. For planned products or services, please specifically disclose the
        actions you have taken to date so that investors can evaluate the current state of
        your business. It is important for investors to be able to distinguish between
        operations you are actively pursuing and speculation about what you may engage
        in at a future date.

10.   Please provide expanded disclosure about the nature and status of the strategic
        alliances that you are pursuing and how they are expected to impact your
        business. For example, we note your reference to Image Entertainment and other
        vendors on page 16 and potential partnerships with Microsoft, Sprint and Stanton
        Capital on page 20. Also, since you state that certain of these agreements will be
        finalized once funding becomes available, discuss your efforts to seek such
        funding and the current status of those efforts.

11.   We note your response to comment 11 in our letter dated January 2, 2008. Please
        include herein the first three sentences under Note 9 on page F-15. Additionally,

please update the disclosure to address your liquidity and capital resources as of the most recent balance sheet date.

Results of Operations for the Three Months Ended September 30, 2007, page 13

12.   Please revise title to refer to the period as of the latest balance sheet date and the corresponding period in 2006.

13.   Please revise to provide a discussion of the reasons for the material period-to-period changes in your results of operations.

14.   Please provide a discussion of your results of operations for the period from July 21, 2006 through June 30, 2007 under a separate heading.

Liquidity and Capital Resources, page 13

15.   Please update this section to discuss your liquidity and capital resources as of December 31, 2007.

16.   We note your response to comment 11 in our letter dated January 2, 2008 in which you state that ongoing revenue sources are sufficient to cover ongoing operations, including expenses of less than $50,000 per month. We also note from your disclosure on page 13 that you have $82,778 in accounts payable. Since it is not apparent how your $2,416 in cash and cash equivalents and your minimal revenue production to date will be sufficient to cover your expenses, please enhance your disclosure in this section to discuss your liquidity concerns and the efforts you have undertaken to address them. Refer to Regulation S-B Item 303(a)(1)(i) (or Regulation S-K Item 303(a)(1) and (b)).

Business, page 16

17.   We note your reference to licensing agreements in the second paragraph on page 16. This reference appears inconsistent with disclosure on page seven stating that you have not entered into licensing agreements. Please clarify. If you have entered into licensing agreements, please significantly expand your description of those agreements and their significance to your business.

18.   We note that you create your own content. Please describe the content that you create and its significance to your business.

19.   We note your three part technologies (Media Compression Techniques, Media Management Techniques, and a Media Distribution Platform) listed in the fourth paragraph on page 16. These descriptions appear too generic to provide meaningful disclosure. Since your website platform and patent pending technologies make up the majority of your assets, please significantly expand

your disclosure of these technologies so that investors can understand their
significance to your business. Also explain what you mean by stating that you are
in the "provisional stage" of acquiring patents on your technology and techniques.

Our Products, page 16

20.   Unless your embedded or user-shared media player has been used on, or is
specifically planned to be used on, myspace.com and facebook.com, please delete
the references to these websites.

Market Opportunity, page 16

21.   We note your citation to a 2006 report making predictions about market
development in 2007. Since it is currently 2008, please consider removing this
reference or updating it with more relevant information.

Growth Strategies, page 17

22.   Please expand on your disclosure of your ability to offer online video at lower
prices. It is still not apparent what your abilities to create, manage and distribute
content are and how they enable you to offer products at lower prices.

Report to Shareholders, page 18

23.   Please clarify whether you intend to register your common shares under the
Securities Exchange Act of 1934. We note your preliminary negotiations with a
market maker to file an application for quotation of your securities on the OTC
Bulletin Board. If such is the case, please indicate whether the company expects
to file a 1934 Act registration statement. If you do not intend to do so, further
revise this disclosure to accurately reflect the consequences of the effectiveness of
this registration statement on Exchange Act reporting duties.

Management, page 18

24.   Please disclose the position Ms. Spio held with Boeing Corporation.

25.   We reissue comment 29 in our letter dated January 2, 2008. Your references to
specific technological developments, productions and artists are of limited value
to investors unless you describe in more detail the nature and relative significance
of the services that your executive officers contributed to those technologies,
productions and artists. If you are not able to provide this context, please delete
such references and limit you disclosure to brief descriptions of business
experiences in the last five years as required by Regulation S-B Item 401(a)(4) (or
Regulation S-K Item 401(e)(1)).

Certain Relationships and Related Transactions, page 20

26.   Please disclose all material information regarding the related party liabilities, including the related parties involved, amounts involved and all material terms of such liabilities. Also file any written agreements controlling such liabilities as exhibits to the registration statement.

27.   Please disclose all related persons (as such term is defined in Regulation S-K Item 404) who purchased stock in your 2007 private placement and who are participating in this offering.

28.   We note your response to comment 37 in our letter dated January 22, 2008. We also note that you issued stock and stock option/warrant in connection with the Vanguard consulting agreement and such agreement has a term of two years. Please tell us why it is not appropriate to amortize the costs related to these issuances over the term of the agreement.

Security Ownership of Certain Beneficial Owners and Management, page 21

29.   Please explain why Mr. Hansen and Mr. Morris are shown as each owning 2,389,041 shares in the table but you indicate in footnote (4) that each owns 4,000,000 shares.

Selling Shareholders, page 22

30.   Please disclose all material relationships between selling shareholders and the company or any of its affiliates. For example, it appears that certain selling shareholders are relatives of officers and directors and advisory board members. Disclose all such relationships or explain to us why you do not believe they are material.

31.   Please revise the column for percentage of common stock before the offering to indicate the percentage ownership for each stockholder beneficially owning in excess of one percent. It appears that you have used an asterisk in several cases where more than one percent is owned.

32.   Since certain selling shareholders (e.g. Vanguard Capital, LLC) will have shares remaining even after the sale of all shares registered for sale in this registration statement, please provide the required information in the beneficial ownership after the offering column and the percentage of common stock owned after the offering column.

33.   Disclose the natural person(s) who exercise voting and investment control over the shares to be sold by OIC Nominees, Ltd. and Sichenzia Ross Friedman Ference LLP.

Market for Common Equity and Related Stockholder Matters, page 25

34.   Please provide the information required by Regulation S-B Item 201(a)(2)(ii) (or
        the same Item of Regulation S-K) regarding shares eligible for resale pursuant to
        Rule 144 and shares subject to registration rights.

Financial Statements

Independent Auditors' Report, page F-3

35.   We note your response to comment 47 in our letter dated January 2, 2008. As
        previously requested, please identify the auditors.

Consolidated Statement of Operations, page F-5

36.   Please provide a "Schedule of Operating Expenses" similar to the schedule on
        page F-20.

2. Website Platform, page F-8

37.   Refer to your response to comment 51 in our letter dated January 2, 2008
        indicating that your projections for 2008 "show a significant increase in sales and
        profitability with positive cash flow." Tell us if your operating results during the
        quarter ended March 31, 2008 met your expectations and whether you adjusted
        your forecasts to reflect actual results, including the projections used to assess
        recoverability of your long-lived assets. In this regard, we refer you to your
        statement on page 13 that you "do not expect to generate any significant revenues
        in the near future."

5. Commitments, page F-12

38.   Per your response to comment 53 in our letter dated January 2, 2008, the cost of
        the 2 million shares issued to Vanguard was charged to *consulting expense*.
        However, as disclosed herein, "the fair market value of the 2,000,000 shares
        ($200,000) was recorded as *professional services expense*. We further note that
        you did not record consulting fees prior to the six months ended December 31,
        2007 per the Schedule of Operating Expenses set forth on page F-20. Please
        revise your disclosure as appropriate.

6. Capital Stock, page F-14

39.   We note your response to comment 54 in our letter dated January 2, 2008. Please
        provide us in detail how you calculated the proceeds of $644,837 as reported,
        after considering the effect of the deferred subscription and the offering costs.

Earnings per Share, page F-14

40.   Refer to your revised disclosure in connection with your response to comment 55
        in our letter dated January 2, 2008. You disclose that the "common stock options
        outstanding during the period were excluded from the shares used to calculate
        diluted earnings per share as their inclusion would be anti-dilutive." Since you
        disclose on page F-25 that you had no outstanding options as of June 30, 2007,
        please delete this disclosure.

Schedule of Operating Expenses (Unaudited), page F-20

41.   We note your response to comment 16 in our letter dated January 2, 2008. Please
        tell us the nature of "Other operating expenses."

 3. Summary of Significant Accounting Policies, page F-21

42.   We note your response to comment 61 in our letter dated January 2, 2008 and
        your products and services disclosures on pages 13, 16, and 17. Please disclose
        your revenue recognition policy for these products and services.

Recent Accounting Pronouncements, page F-23

43.   In connection with your response to comment 63 in our letter dated January 2,
        2008, please revise your disclosures to conform to your revised disclosures on
        page 15.

8. Non-Cash Compensation Related to Stock, page F-25

44.   We note your response to comment 33 in our letter dated January 2, 2008 in part.
        Please disclose the information required in paragraph A240(e)(2)of SFAS 123R.

9. Earnings per Share, page F-26

45.   Refer to your response to comment 65 in our letter dated January 2, 2008. Since
        the inclusion of common stock options outstanding would be anti-dilutive, revise
        amount included in "weighted average shares outstanding fully diluted" to
        42,867,826.

Part II

Item 25. Other Expenses of Issuance and Distribution

46.   We reissue comment 66 in our letter dated January 2, 2008. Please advise us
        whether you have included the 700,000 shares issued to your law firm as an

expense. If not, please include the value of those shares as an expense and explain how you valued those shares.

Item 26. Recent Sales of Unregistered Securities

47.   We reissue comment 69 in our letter dated January 2, 2008. Please include the required disclosure for all shares you issued in connection with your acquisition of E360, LLC and all securities you have issued to officers, directors, advisors or employees in connection with services performed.

48.   We note that you provided all investors in your private placement with access to your SEC filings. Since you did not make any filings with the SEC prior to this registration statement, please revise.

Item 27. Exhibits

49.   We reissue comment 71 in our letter dated January 2, 2008. Please file copies of agreements or plans pursuant to which you have granted options or any other compensation to your directors, management and advisors.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

Cc: Marc Ross, Esq.
       Jonathan R. Shechter, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via facsimile: (212) 930-9725